Exhibit 99.1

For Immediate Release

TFI International Declares Quarterly Dividend

Montreal, Quebec, December 15, 2020 – The Board of Directors of TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, declared a quarterly dividend of CAD $0.29 per outstanding common share of its capital payable on January 15, 2021 to shareholders of record at the close of business on December 31, 2020. As announced October 22, 2020, the new quarterly dividend of CAD $0.29 per outstanding common share represents an increase over the previous quarterly dividend of CAD $0.26 per outstanding common share.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;

•	Less-Than-Truckload;

•	Truckload;

•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com